Exhibit 99.1

Zurn Water Solutions Stockholders Pave Way
for Combination With Elkay Manufacturing

MILWAUKEE – May 26, 2022 – Zurn Water Solutions Corporation (NYSE: ZWS) announced that, at a Special Meeting today, its stockholders voted to approve the issuance of shares of Zurn common stock necessary to complete the previously announced combination with Elkay Manufacturing Company. As approved today, stockholders of Elkay Manufacturing will receive up to 52.5 million newly issued shares of Zurn Common Stock. Zurn’s stockholders also voted to increase the number of authorized shares available for award under the Zurn Water Solutions Corporation Performance Incentive Plan by 1,500,000 shares.

“We are pleased to see our stockholders’ strong support of the transaction with Elkay,” said Todd A. Adams, Chairman and CEO of Zurn Water Solutions. “Since the transaction was announced in February, robust integration planning efforts have been underway, and we continue to believe we will be able to capitalize on the significant synergies the combination will generate. The newly created Zurn Elkay Water Solutions will be the unrivaled leader in providing specified water solutions to improve health, human safety and the environment and we look forward to closing in the coming weeks.”

The transaction is expected to close early in the third quarter, subject to the satisfaction of the remaining closing conditions.

About Zurn Water Solutions

Headquartered in Milwaukee, Wisconsin, Zurn Water Solutions is a growth-oriented, pure-play water business that designs, procures, manufactures, and markets what we believe is the broadest sustainable product portfolio of solutions to improve health, human safety, and the environment. The Zurn product portfolio includes professional grade water control and safety, water distribution and drainage, finish plumbing, hygienic, environmental and site works products for public and private spaces. Additional information about the Company can be found at www.zurnwatersolutions.com.

Cautionary Statement on Forward-Looking Statements

Information in this release may involve outlook, expectations, beliefs, plans, intentions, strategies or other statements regarding the future, which are forward-looking statements. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Zurn Water Solutions Corporation as of the date of the release, and Zurn assumes no obligation to update any such forward-looking statements. The statements in this release are not guarantees of future performance, and actual results could differ materially from current expectations. Numerous factors could cause or contribute to such differences. Please refer to “Risk Factors” and “Cautionary Notice Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2021, as well as the Company’s subsequent annual, quarterly and current reports filed on Forms 10-K, 10-Q and 8-K from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with the business. In addition, our previously announced transaction with Elkay Manufacturing Company is subject to various risks, uncertainties and factors including, among others: the inability to complete the transaction; the inability to recognize the anticipated benefits of the proposed transaction, including due to the failure of other closing conditions; and costs related to the proposed transaction; see also Part I, Item 1A, "Risk Factors" in the Company's Quarterly Reporting on Form 10-Q for the quarterly period ended March 31, 2022.

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204

Investor Relations

Dave Pauli, Vice President – Investor Relations

414-223-7770

Media Relations

Angela Hersil, Director – Corporate Communications

855-480-5050

414-808-0199
Corporate.Communications@zurn.com

Zurn Water Solutions   |   511 W. Freshwater Way   |   Milwaukee, WI 53204